UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat interactive Entertainment Technology, a Cayman Islands exempted company, (the “Company”) furnishes under the cover of Form 6-K the following:

Entry into a Material Agreement

On January 27, 2025, Golden Alpha Strategy Limited (the “Buyer”), a wholly owned subsidiary of the Company, entered into a certain tail fee payment agreement (the “Agreement”) with Rongxin Precious Metal Technology Co., Ltd. (the “Seller”, collectively with the Buyer, the “Parties”). Pursuant to the Agreement, the Buyer shall pay off the remaining balance of $33,876,967 in connection with that certain sales agreement dated August 28, 2024, by and between the Parties, in the form of ordinary shares of the Company, par value $0.01 per share (the “Ordinary Shares”).

In addition, the Parties mutually agreed that the Company shall issue a total of 248,182,908 Ordinary Shares (the “Securities”) at 30% premium of the average closing price of the Ordinary Shares in the past 30 days, which is $0.1365 per share, to the designees of the Seller (each, a “Designee”, collectively, the “Designees”).

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 10.1 to this Foreign Report on Form 6-K and is incorporated herein by reference.

The Company’s Securities mentioned above, if and when issued, will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and are being offered and issued in reliance on the exemption from registration under the Securities Act afforded by Regulation S promulgated thereunder for the issuance of the shares to the person who is a non-U.S. person as the securities are being issued to the person through an offshore transaction which was negotiated and consummated outside the United States.

On January 30, 2025, each of the Designees entered into a power of attorney (the “POA”) with Xiaodong Chen (“Mr. Chen”), the chief executive officer of the Company. Pursuant to the POA, each of the Designees irrevocably authorized Mr. Chen to act as sole and exclusive proxy to (i) attend the shareholders’ meeting of the Company; and (ii) exercise the voting rights and all the other rights in accordance with the laws of Cayman Islands and Amended and Restated Memorandum and Articles of Association of the Company then in effect during the term when the Designee holds the Securities.

Corporate Governance

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market other than disclosed below, in addition to those disclosed on the annual report on Form 20-F/A filed with the Securities and Exchange Commission on August 8, 2024.

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities in connection with the acquisition of the stock or assets of another company if the issuance (i) of the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock, (ii) constitutes more than 20% of the then outstanding shares of the Company. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer